Exhibit 99.1

PROPOSED SALE OF BEIJING SUPER TV CO., LTD.,

A WHOLLY-OWNED SUBSIDIARY OF CHINA DIGITAL TV HOLDING CO., LTD.

Dear Fellow Shareholders:

You are cordially invited to attend an extraordinary general meeting of shareholders of China Digital TV Holding Co., Ltd., a Cayman Islands company (“China Digital TV,” “we,” “us,” or the “Company”), to be held on Thursday, November 27, 2014, at 10:30 a.m., Beijing time, at China Digital TV’s offices at 4th Floor, Tower B, Jingmeng High-Tech Bldg, No. 5 Shangdi East Road, Haidian District, Beijing, People's Republic of China.  The accompanying notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment thereof.

The accompanying notice of the extraordinary general meeting and proxy statement, dated November 7, 2014, and proxy card for the extraordinary general meeting of China Digital TV’s shareholders to be held on Thursday, November 27, 2014, are first being mailed to China Digital TV’s shareholders on or about November 10, 2014.

On October 9, 2014, China Digital TV entered into a share transfer agreement (as amended by a supplementary agreement dated October 27, 2014, the "Share Transfer Agreement") with Shanghai Tongda Venture Capital Co., Ltd. (“Tongda Venture”) and other parties thereto, pursuant to which Tongda Venture will acquire the 100% equity interest of Beijing Super TV Co., Ltd. (“Super TV”), a wholly-owned subsidiary of Golden Benefit Technology Limited ("Golden Benefit"), which in turn is a wholly-owned subsidiary of China Digital TV. In connection with the proposed sale of Super TV, China Digital TV entered into certain ancillary agreements (the "Ancillary Agreements") to complete the transactions contemplated thereby (together with the sale of Super TV, the "Transaction").

At the extraordinary general meeting of shareholders, China Digital TV will ask you to consider and vote upon a proposal to approve the Transaction.  In addition, if there are insufficient proxies received in favor of that proposal prior to any vote being taken thereon, China Digital TV will ask you to consider and vote upon a proposal to adjourn the extraordinary general meeting of shareholders in order to solicit additional proxies.  The Transaction is conditioned upon receiving approval from China Digital TV’s shareholders; such approval will be required under our articles of association, as the sale of Super TV, which accounted for approximately 98% of China Digital TV’s total revenues in 2013, will constitute a sale of substantially all of the assets of China Digital TV.

We encourage you to read the accompanying proxy statement in its entirety because it describes certain terms of the proposed Transaction, the consideration to be received by China Digital TV and certain documents related to the proposed Transaction, and provides specific information about the extraordinary general meeting.  You may also obtain more information about China Digital TV from documents China Digital TV has filed with the United States Securities and Exchange Commission (the "SEC"), which are available without charge through the SEC’s website at http://www.sec.gov.

Your vote is very important.  Whether or not you plan to attend the extraordinary general meeting, please complete, sign, date and return the enclosed proxy card no later than 10:30 a.m. (Beijing time) on November 25, 2014 (or 21:30 p.m. (New York time) on November 24, 2014).  If your shares of China Digital TV are held in “street name” by your broker, bank or other nominee, you should instruct your broker, bank or other nominee on how to vote your shares of China Digital TV using the instructions provided by your broker, bank or other nominee.

China Digital TV’s board of directors appreciates your continuing support and urges you to support the Transaction pursuant to the Share Transfer Agreement and the Ancillary Agreements.

Sincerely,

/s/Zengxiang Lu

Chairman and Chief Executive Officer

Neither the United States Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the Share Transfer Agreement, the Ancillary Agreements or the transactions contemplated thereby, passed upon the merits or fairness of the Share Transfer Agreement, the Ancillary Agreements or the transactions contemplated thereby or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

China Digital TV Holding Co., Ltd.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, NOVEMBER 27, 2014

Dear Shareholders:

Notice is hereby given that the extraordinary general meeting of shareholders of China Digital TV Holding Co., Ltd. (“China Digital TV”) will be held on Thursday, November 27, 2014, at 10:30 a.m., Beijing time, at China Digital TV’s offices at 4th Floor, Tower B, Jingmeng High-Tech Bldg, No. 5 Shangdi East Road, Haidian District, Beijing, People's Republic of China, for the purposes of considering and, if thought fit, approving the following resolutions by way of special and ordinary resolutions:

Special Resolution

1.	To approve the sale of the Company's conditional access ("CA"), network broadcasting platform and video-on-demand businesses, through the sale of 100% equity interest in its indirectly wholly-owned subsidiary, Beijing Super TV Co., Ltd., as contemplated by a share transfer agreement (as amended and supplemented by a supplementary agreement dated October 27, 2014, the "Share Transfer Agreement") dated October 9, 2014 among the Company, China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Shanghai Tongda Venture Capital Co., Ltd. and Cinda Investment Co., Ltd., and to adopt and approve the Share Transfer Agreement and the transactions contemplated thereby, as well as certain ancillary agreements (the "Ancillary Agreements") in connection therewith and the transactions contemplated thereby. The Ancillary Agreements consist of a profit compensation agreement (as amended and supplemented by a supplementary agreement dated October 27, 2014, the "Profit Compensation Agreement"), a share subscription agreement (the "Share Subscription Agreement"), both dated October 9, 2014, and a framework agreement (as amended and supplemented by a supplementary agreement dated October 9, 2014, the "Framework Agreement") dated June 13, 2014, among all or some of the parties to the Share Transfer Agreement. The Share Transfer Agreement, the Profit Compensation Agreement, the Share Subscription Agreement and the Framework Agreement are attached as Annex A, Annex B, Annex C and Annex D to the accompanying proxy statement, respectively. We refer to this proposal as the “Proposal to Sell Super TV”; and

Ordinary Resolution

2.	To approve the adjournment of the extraordinary general meeting to a date to be announced, if necessary or appropriate, in order to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to approve the Proposal to Sell Super TV before any vote is taken thereon. We refer to this proposal as the “Proposal to Adjourn the Extraordinary General Meeting.”

China Digital TV’s board of directors has fixed the close of business on October 30, 2014 as the record date for the determination of shareholders entitled to notice of and to vote at the extraordinary general meeting and at any adjournment of the extraordinary general meeting.  On that date, there were 59,536,269 ordinary shares (including those underlying our ADSs) of China Digital TV (the "Shares") issued and outstanding and entitled to vote.  The accompanying proxy statement, dated November 7, 2014, and proxy card for the extraordinary general meeting of China Digital TV’s shareholders to be held on November 27, 2014, are first being mailed to China Digital TV’s shareholders on or about November 10, 2014.  The Proposal to Sell Super TV and the Proposal to Adjourn the Extraordinary General Meeting are described in more detail in the accompanying proxy statement, which you should read in its entirety before voting.

The approval of the Proposal to Sell Super TV requires a majority of at least three-quarters of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.  The approval of the Proposal to Adjourn the Extraordinary General Meeting, if necessary or appropriate, requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Your vote is important.  Please vote your shares whether or not you plan to attend the meeting.

Accompanying this notice of extraordinary general meeting is a proxy card.  Whether or not you expect to attend the extraordinary general meeting, please complete, sign, date and return the enclosed proxy card.  If you fail to return your proxy card by 10:30 a.m. (Beijing time) on November 25, 2014 (or 21:30 p.m. (New York time) on November 24, 2014) and do not vote in person at the extraordinary general meeting, your votes will not be counted. If your Shares are held in “street name” by your broker, bank or other nominee, you should instruct your broker, bank or other nominee on how to vote your Shares using the instructions provided by your broker, bank or other nominee.  If you attend the extraordinary general meeting and vote in person, your vote will revoke any proxy you previously submitted.  However, if you hold your Shares through a broker, bank or other nominee, you must provide a legal proxy issued from such broker, bank or nominee in order to vote your shares in person at the extraordinary general meeting.  For specific instructions on voting your shares, please refer to the voting instructions on the proxy card, the “Questions And Answers About The Extraordinary General Meeting” section of the accompanying proxy statement and “The Extraordinary General Meeting” section of the accompanying proxy statement.  Your Shares will be voted at the extraordinary general meeting in accordance with your proxy.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON THURSDAY, NOVEMBER 27, 2014.

We are providing this notice to inform you of the Internet availability of the proxy materials related to our extraordinary general meeting.  At your election, you may utilize the proxy statement and proxy that are enclosed herewith or visit the “Investor Relations” section of China Digital TV’s corporate website at http://ir.chinadtv.cn/.

All shareholders are cordially invited to attend the extraordinary general meeting.

By Order of the Board of Directors,

/s/Zengxiang Lu

Chairman and Chief Executive Officer

November 7, 2014

If you own American Depositary Shares, or ADSs, representing Shares, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary must receive such instructions no later than 10:00 a.m. (New York time) on November 24, 2014 in order to vote the underlying Shares at the extraordinary general meeting. In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote at the extraordinary general meeting.

China Digital TV’s board of directors has unanimously approved and adopted the Share Transfer Agreement, the Profit Compensation Agreement and the other Ancillary Agreements, and unanimously recommends that China Digital TV’s shareholders vote “FOR” approval of the Proposal to Sell Super TV and “FOR” approval of the Proposal to Adjourn the Extraordinary General Meeting.